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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.____________)*

Cape Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

139209100
(CUSIP Number)

Sy Jacobs c/o Jacobs Asset Management, LLC 11 East 26th Street, Suite 1900 New York, New York 10010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139209100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jacobs Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

1,122,524

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

1,122,524

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,122,524

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.43%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	139209100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sy Jacobs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

1,136,024

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

1,136,024

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,136,024

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.53%

14.	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	139209100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JAM Managers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

876,658

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

876,658

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

876,658

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.58%

14.	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	139209100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JAM Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

876,658

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

876,658

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

876,658

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.58%

14.	TYPE OF REPORTING PERSON*

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	139209100

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of Cape Bancorp, Inc. ("CBNJ").  CBNJ is a Maryland corporation with its principal executive offices located at 225 North Main Street, Cape May Court House, New Jersey 08210.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by (i) Jacobs Asset Management, LLC, a Delaware limited liability company ("JAM"), (ii) Sy Jacobs, a citizen of the United States of America ("Jacobs"), (iii) JAM Managers, LLC, a Delaware limited liability company ("Managers") and (iv) JAM Partners, L.P., a Delaware limited partnership ("Partners").  These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

(b)	The business office of the Reporting Persons is 11 East 26th Street, Suite 1900, New York, New York 10010.

(c)	JAM is a management company for several investment funds, including Partners. Managers is the general partner of Partners. Jacobs is the principal owner of JAM and is the managing member of Managers.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Sy Jacobs is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital and the respective funds of the private investment vehicles over which the Reporting Persons exercise investment discretion.  The amount of funds expended to date by the Reporting Persons to acquire the 1,136,024 shares of Common Stock they currently hold in their name is $10,217,985.06.

Item 4.	Purpose of Transaction.

The Reporting Persons have been disappointed with the book value of CBNJ and the lack of capital deployed in both accretive loan growth and share buybacks.  The Reporting Persons feel that the board of directors of CBNJ should undertake a sale process of CBNJ as soon as possible.  On August 16, 2011, JAM sent a letter to the board of directors of CBNJ expressing this proposal.  A copy of this letter is attached to this Schedule 13D as Exhibit A.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), or the regulations and rules promulgated thereunder.  However, the Reporting Persons are filing this Schedule 13D on a voluntary basis.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Scheduled 13D is the beneficial owner of any Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a)
As of July 29, 2011, 13,313,521 shares of CBNJ's Common Stock were outstanding (as disclosed on CBNJ's Form 10-Q dated July 29, 2011).  The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

(b)
The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Exhibit C and were all effected in broker transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. Description

A	Letter from Jacobs Asset Management, LLC to the Board of Directors of Cape Bancorp dated August 16, 2011.

B	Joint Filing Agreement among the Reporting Persons dated as of August 17, 2011.

C	Transactions in the Shares of the Issuer by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2011
(Date)

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

JAM MANAGERS, LLC

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

JAM PARTNERS, L.P. By: JAM MANAGERS, LLC, its general partner

/s/ Sy Jacobs
Name: Sy Jacobs Title: Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
August 16, 2011

The Board of Directors of Cape Bancorp
c/o Michael Devlin, President and CEO
225 North Main Street
Cape May Court House, NJ 08210

Dear Michael,

Although we have exchanged thoughts on this topic several times before, I would like to get my updated thinking on paper and in front of your board of directors.

As you know we have been patient but disappointed investors in Cape Bancorp both through its IPO and before that through Boardwalk Bancorp shares. The disappointing events and results of the last few years are neither your fault nor very predictable but they leave us in a different position in 2011 than when we made our investment in 2007 and 2008. I had expected book value to grow over the last several years and excess capital to be deployed in both accretive loan growth and share buybacks. That none of these things transpired and, in fact, book value fell and asset quality worsened is mostly water under the bridge at this point, but certainly shapes my view of what the strategic plan of the company should be going forward.

In short, I feel that the board of directors should undertake a sale process of the company. Given the restrictions on sales of de-mutualized banks for three years and the levers you've had available to re-capture much of your deferred tax asset and book a gain on the sale of your headquarters building, I understand why you have not yet sold the bank but at this point I feel that waiting any longer is unfruitful and quite possibly destructive to shareholder value.

We very much feel that the U.S banking industry is at crucial juncture. Even if we set aside this summer's new dark storm clouds (I wish), the banking industry already has a large overhang of non-performing assets, little loan growth prospects and increased regulatory oversight and expense. We think that the industry as a whole will react by consolidating, cutting overlapping costs and building pricing power on both the asset and liability sides through increased market share after decades of de novo start-ups and branching resulted in an over-banked and over competitive industry. The banks which will be the consolidators are those with better-than average credit, profitability, and a currency that can be used to structure deals which are accretive to its earnings and shareholder's equity per share. The banks which will sell into this consolidation will be those that are not in a position to be consolidators and especially those who will be worse off by doing nothing given the increased regulatory burden and expense. Clearly, Cape fits into the latter camp.

As to timing, I would simply say, the sooner the better. Cape is not earning its cost of capital and is barely profitable so its stock has no prospects of performing well and justifying the inherent risks shareholders take by owning an underperforming bank in a troublesome operating environment. It is simply burning an IRR hole in our pocket with downside risk to boot.

I am not at all daunted by the view that some of you might have that this is not a good time to sell a bank. Besides my comments about the corrosive and risky effects time has on investment returns, I am most interested in taking advantage of the bear market in bank stocks by rolling my Cape shares into the shares of a winner in bank consolidation for whom a purchase of Cape would be an accretive acquisition. If the highest bidder wants to pay cash and it represents much of a premium to book value, that's fine too. I can take that cash and invest in undervalued bank stocks with good earnings prospects.

Much capital has been raised over the past year or two by intended buyers but discussions with some of these banks and with investment bankers tell us that right now the commodity in short supply is relatively clean willing sellers. Time will even out the supply/demand situation and I feel you should get out ahead of that.

As your second largest shareholder owning 8.4% of shares outstanding at June 30th and for all the reasons espoused above I urge you to consider selling Cape to another bank.

Sincerely,
Sy Jacobs

Exhibit B

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.01 par value per share, of Cape Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 17th day of August, 2011.

SY JACOBS

/s/ Sy Jacobs
Name: Sy Jacobs

JACOBS ASSET MANAGEMENT, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM MANAGERS, LLC

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

JAM PARTNERS, L.P.
By: JAM MANAGERS, LLC, its general partner

/s/ Sy Jacobs
Name: Sy Jacobs
Title: Managing Member

Exhibit C

TRANSACTIONS IN THE SHARES

Date of Transaction	Quantity Purchased (Sold)	Unit Cost
06/22/2011	(3,905)	$ 10.10
06/22/2011	(1,095)	$ 10.10
06/23/2011	(859)	$ 10.20
06/23/2011	(241)	$ 10.20
06/24/2011	(22,093)	$ 10.02
06/24/2011	(6,717)	$ 10.35
06/24/2011	(1,883)	$ 10.35
06/24/2011	(6,192)	$ 10.02

SK 01252 0001 1220610